From:             McArthur, Barbara

To:               Actel U.S. Employees

Subject:          Stock Option Exchange Reminder

Sent:             Mon 6/25/01 6:51 PM



This Friday, June 29th is the deadline for the Stock Option Exchange Program.

As you consider whether or not to tender any options for exchange (or whether or not to withdraw options that you have already tendered), let me remind you of the major risks:

o    NOBODY KNOWS AT WHAT EXERCISE PRICE THE REPLACEMENT OPTIONS WILL BE GRANTED

     o If you participate in the option exchange program, you run the risk that you may be granted a new option with an exercise price higher than the option you tendered for cancellation.

     o If you don't participate in the option exchange program, you run the risk that you might have been granted a new option with an exercise price lower than the option you decided to keep.

o NOBODY KNOWS IF EVERGREEN OR OTHER OPTIONS GRANTED DURING THE NEXT SIX MONTHS WILL HAVE A HIGHER OR LOWER EXERCISE PRICE THAN THE REPLACEMENT OPTIONS

     o If you participate in the option exchange program, you run the risk that you may be granted an evergreen, promotion or other option with an exercise price higher than the option you otherwise would have received.

     o If you don't participate in the option exchange program, you run the risk that you might have been granted an evergreen, promotion or other option with an exercise price lower than the option you received.

o IF YOU DO NOT REMAIN AN EMPLOYEE ON THE DATE REPLACEMENT OPTIONS ARE GRANTED, YOU WILL NOT RECEIVE ANY NEW OPTIONS (OR ANYTHING ELSE) FOR YOUR OPTIONS THAT WERE CANCELLED

     o If you participate in the option exchange program, you run the risk that you may not be employed by Actel on the date the replacement options are granted. If you leave Actel - voluntarily or involuntarily or for any other reason - before the new options are granted, you will receive nothing for the options that were tendered by you for exchange and cancelled by us.

     o NEITHER THE OPTION EXCHANGE PROGRAM NOR YOUR PARTICIPATION IN THE PROGRAM IS A GUARANTEE OF EMPLOYMENT FOR ANY PERIOD. YOUR EMPLOYMENT WITH ACTEL REMAINS "AT WILL" EMPLOYMENT AND MAY BE TERMINATED AT ANY TIME BY EITHER YOU OR ACTEL, WITH OR WITHOUT CAUSE OR NOTICE.

     o In general, options must be exercised within 30 days following termi-nation as an employee. Longer periods are provided if termination occurs as a result of total and permanent disability (six months) or death (one year). If you participate in



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          the option exchange program and your employment were to terminate before replacement options are granted as a result of total and permanent disability or death, you would lose the benefit of the longer exercise period with respect to options tendered by you for exchange and cancelled by us. In addition, Actel's option plans provide for accelerated vesting of all options that are unvested at the time of death. This acceleration would not apply to options that have been cancelled.

Remember -- to exchange options, Election forms must be faxed or handed to Vicky Huang (Bldg. 3) by 9:00 PDT this Friday, June 29.

/BMc

Barbara McArthur
VP Human Resources
Actel Corporation
Direct 408.522.4565
Fax 408.522.4485
barbara.mcarthur@actel.com